UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ____)

Creative Medical Technology Holdings, Inc.
(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

22529Y 101
(CUSIP Number)

Timothy Warbington
2017 W Peoria Avenue
Phoenix, AZ 85029
(602) 680-7439
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 18, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box       .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON TIMOTHY WARBINGTON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (A) . (B) .
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) .
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,466,667 SHARES
	8	SHARED VOTING POWER 64,666,667 SHARES
	9	SOLE DISPOSITIVE POWER 6,466,667 SHARES
	10	SHARED DISPOSITIVE POWER 64,666,667 SHARES
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,133,334 SHARES
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* .
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 71.12%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSON CREATIVE MEDICAL HEALTH, INC. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) EIN 45-3715583
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (A) . (B) .
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) .
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 SHARES
	8	SHARED VOTING POWER 64,666,667 SHARES
	9	SOLE DISPOSITIVE POWER 0 SHARES
SHARED DISPOSITIVE POWER 64,666,667 SHARES
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,666,667 SHARES
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* .
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.66%
14	TYPE OF REPORTING PERSON* HC

ITEM 1.  SECURITY AND ISSUER.

This Schedule 13D Statement relates to shares of Common Stock, $0.001 par value per share (the “Common Stock”), of Creative Medical Technology Holdings, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2017 W Peoria Avenue, Phoenix, AZ 85029.

Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a “person” for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934, as amended.

ITEM 2.  IDENTITY AND BACKGROUND

This Schedule 13D Statement is hereby filed jointly by Timothy Warbington, an individual, and Creative Medical Health, Inc., a Delaware corporation (individually, (“CMH”) and, collectively with Mr. Warbington, the “Reporting Persons”).

Mr. Warbington is the President and Chief Executive Officer of CMH.  Due to his relationship with CMH, Mr. Warbington may be deemed to have shared voting and investment power with respect to the shares of Common Stock beneficially owned by CMH.  As such, Mr. Warbington may be deemed to have shared beneficial ownership over such shares of Common Stock.

Mr. Warbington is also a director, President and Chief Executive Officer of the Issuer and is a citizen of the United States.

The principal business address of each Reporting Person is 2017 W Peoria Avenue, Phoenix, AZ 85029.

During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or, (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On May 18, 2016, the Issuer, closed (the “Closing”) the Agreement and Plan of Merger (the “Merger Agreement”) with Creative Medical Technologies, Inc., a Nevada corporation (“CMT”), Steven L. White, the principal shareholder and the sole officer and director of the Issuer (“Mr. White”), and Jolley Acquisition Corp., a Nevada corporation and wholly owned subsidiary of the Issuer (the “Merger Sub”). As a result of the Closing of the Merger Agreement, the Merger Sub was merged with and into CMT with CMT being the surviving corporation and CMT became a wholly-owned subsidiary of the Issuer.

Prior to Closing, Mr. Warbington and CMH respectively owned 1,000,000 and 10,000,000 shares of CMT, which converted into 6,466,667 and 64,666,667 shares of the Issuer at Closing.

The consideration used by CMH to acquire its shares of the Issuer was funds from working capital loaned and an exchange of shares of CMT owned by it. The consideration used by Mr. Warbington to acquire its shares of the Issuer was an exchange of shares of CMT owned by Mr. Warbington.

ITEM 4.  PURPOSE OF TRANSACTION

Except as disclosed below, the Reporting Persons have acquired beneficial ownership of the securities for investment purposes and will evaluate their investment in the securities on a continual basis.  The Reporting Persons have no plans or proposals that would relate to or would result in: the acquisition of additional securities of the Issuer or the disposition of presently-owned securities of the Issuer; any extraordinary corporate transaction involving the Issuer; a sale or transfer of a material amount of assets of the Issuer; any material change in the present capitalization or dividend policy of the Issuer; any material change in the operating policies or corporate structure of the Issuer; any change in the Issuer's charter or by-laws; the Shares of the Issuer ceasing to be authorized to be quoted in the over-the-counter market; or causing the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.  The Reporting Persons, however, reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own.

The shares of the Issuer acquired by the Reporting Persons with the intent to effect a reverse acquisition of the Issuer, whereby the Reporting Persons obtained voting and management control of the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Pursuant to Rule 13d-3(a), at the close of business on May 18, 2016, the Issuer had 100,013,750 shares of Common Stock issued and outstanding as reported in the Issuer’s Current Report on Form 8-K, filed with the Commission on May 19, 2016.  Of the total shares beneficially owned by the Reporting Persons, (i) Mr. Warbington beneficially owns 71,133,334 shares of Common Stock (which includes 64,666,667 shares of Common Stock owned by CMH), which constitutes approximately 71.12% of the outstanding shares of the Issuer; and (ii) CMH beneficially owns 64,666,667 shares of Common Stock, which constitutes approximately 66.66% of the outstanding shares of the Issuer.  Mr. Warbington shares beneficial ownership of 64,666,667 shares with an entity of which he has voting control of the shares.  The Reporting Persons have not effected any transactions in the Common Stock during the past 60 days, except as described in this Schedule 13D.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The disclosure in Items 2 and 3 is incorporated by reference herein.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

	Incorporated by Reference				Filed Herewith
Exhibit Description	Form	File No.	Exhibit No.	Filing Date
Agreement and Plan of Merger, dated April 29, 2016	8-K	000-53500	2.1	5/5/16
Articles of Exchange filed Effective May 18, 2016	8-K	000-53500	3.1	5/19/16

[SIGNATURE PAGE TO FOLLOW]

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 3, 2016	/s/Timothy Warbington
Timothy Warbington

Creative Medical Health, Inc.

Dated: June 3, 2016	By:	/s/Timothy Warbington
Timothy Warbington, CEO

EXHIBIT A

JOINT FILING UNDERTAKING

Each of the undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Schedule 13D with respect to the Common Shares of Creative Medical Technology Holdings, Inc. to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule 13D jointly on behalf of each such party.

June 3, 2016
(Date)

/s/Timothy Warbington
Timothy Warbington

Creative Medical Health, Inc. /s/Timothy Warbington
Name: Timothy Warbington
Title: Chief Executive Officer